WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 19, 2000


                              LOCALIZA SYSTEM LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza System Ltda
1. Balance Sheets - December 31, 1998  and 1999
2. Consolidated Statements of Income for the years ended December 31, 1997, 1998 and 1999
3. Consolidated statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999




                              LOCALIZA SYSTEM LTDA.

                           CONSOLIDATED BALANCE SHEETS

                     (Stated in thousands of Brazilian reais
                    ----------------------------------------
                         and thousands of U.S. dollars)
                         ------------------------------



                                   A S S E T S

                                                                             December 31,
                                                           ----------------------------------------
                                                                 1998          1999           1999
                                                                 ----          ----           ----
                                                                  R$            R$             US$
CURRENT ASSETS:
    Cash and cash equivalents                                     224           102             57
    Accounts receivable                                         1,189         2,098          1,173
    Other receivables                                             276           489            273
                                                           ------------   -----------   ------------
                                                                1,689         2,689          1,503
                                                           ------------   -----------   ------------


NONCURRENT ASSETS:
    Escrow deposits                                                77            85             48
    Receivable from related party                                  18            18             10
    Income and social contribution taxes                           25           272            152
                                                           ------------   -----------   ------------
                                                                  120           375            210
                                                           ------------   -----------   ------------

INVESTMENTS                                                         9             -              -
GOODWILL                                                            -           437            244
OFFICE EQUIPMENT, NET                                             228           247            138
                                                           ------------   -----------   ------------
                                                                  237           684            382
                                                           ------------   -----------   ------------
                      Total assets                              2,046         3,748          2,095
                                                           ============   ===========   ============

                              LOCALIZA SYSTEM LTDA.

                           CONSOLIDATED BALANCE SHEETS

                     (Stated in thousands of Brazilian reais
                     ---------------------------------------
                         and thousands of U.S. dollars)
                         ------------------------------


                     LIABILITIES AND SHAREHOLDERS'INVESTMENT
                     ---------------------------------------


                                                                               December 31,
                                                            --------------------------------------------
                                                                   1998             1999           1999
                                                                   ----             ----           ----
                                                                    R$               R$             US$
CURRENT LIABILITIES:
    Suppliers                                                        23              268            150
    Payroll and related charges                                     254              379            212
    Advances from franchisees                                       168              141             79
    Income and social contribution taxes                            185              246            138
    Taxes, other than income                                        142              134             75
    Other                                                           122              157             88
                                                            -------------    -------------   ------------
                                                                    894            1,325            742
                                                            -------------    -------------   ------------

NONCURRENT LIABILITIES:
    Reserve for contingencies                                       483              721            403
    Income and social contribution taxes                              3                2              1
    Other                                                             -               39             22
                                                            -------------    -------------   ------------
                                                                    486              762            426
                                                            -------------    -------------   ------------

SHAREHOLDERS' INVESTMENT:
    Capital                                                         459            1,200            670
    Retained earnings                                               207              461            257
                                                            -------------    -------------   ------------
                                                                    666            1,661            927
                                                            -------------    -------------   ------------
              Total liabilities and shareholders'
                investment                                        2,046            3,748          2,095
                                                            =============    =============   ============

                              LOCALIZA SYSTEM LTDA.

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (Stated in thousands of Brazilian reais
                     ---------------------------------------
              and thousands of U.S. dollars, except per share data)
              -----------------------------------------------------



                                                                  1997          1998         1999            1999
                                                                  ----          ----         ----            ----
                                                                   R$            R$           R$              US$
GROSS REVENUES:
    Royalties and advertising fees                               2,953         3,937        4,568           2,553
    Initial franchise fees                                         783           792          607             339
                                                           -------------  ------------   ----------   -------------
                                                                 3,736         4,729        5,175           2,892
    Deductions from gross revenue                                 (140)         (199)        (371)           (207)
                                                           -------------  ------------   ----------   -------------
       Net revenue                                               3,596         4,530        4,804           2,685
                                                           -------------  ------------   ----------   -------------

EXPENSES AND COSTS:
    Direct operating                                             2,113         2,343        2,655           1,484
    Selling, general and administrative                            110            74          107              60
    Depreciation and amortization                                   21            25           80              45
                                                           -------------  ------------   ----------   -------------
                                                                 2,244         2,442        2,842           1,589
                                                           -------------  ------------   ----------   -------------
       Income from operations                                    1,352         2,088        1,962           1,096

FINANCIAL  INCOME, NET                                              79            65          216             121
EQUITY IN SUBSIDIARIES                                               7             2          (92)            (51)
GOODWILL AMORTIZATION                                                -             -          (31)            (17)
NONOPERATING EXPENSES, NET                                         (11)          (22)           -               -
                                                           -------------  ------------   ----------   -------------
       Income before income tax and social
         contribution tax                                        1,427         2,133         2,055          1,149

                                                           -------------  ------------   ----------   -------------
INCOME AND SOCIAL CONTRIBUTION TAXES
                                                                  (451)         (556)        (506)           (283)
                                                           -------------  ------------   ----------   -------------
       Net income                                                  976         1,577        1,549             866
                                                           =============  ============   ==========   =============
       Earnings per thousand shares                               2.30          4.20         2.68            1.50
                                                           =============  ============   ==========   =============
       Average shares outstanding                              423,667       375,000      576,411         576,411
                                                           =============  ============   ==========   =============



                              LOCALIZA SYSTEM LTDA.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (Stated in thousands of Brazilian reais
                    ----------------------------------------
                         and thousands of U.S. dollars)
                         ------------------------------

                                                                          1997          1998         1999         1999
                                                                          ----          ----         ----         ----
                                                                           R$            R$           R$           US$
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                             976         1,577        1,549          866
    Non-cash adjustments-
      Depreciation                                                          21            25           80           45
      Equity in affiliate                                                   (7)           (2)          92           51
      Office equipment write off                                             3            15            -            -
      Deferred taxes                                                        (2)           (1)        (247)        (138)
      Goodwill amortization                                                  -             -           31           17
      Reserves for contingencies                                            33            36          238          133
                                                                    ------------   -----------  -----------  -----------
                                                                         1,024         1,650        1,743          974
                                                                    ------------   -----------  -----------  -----------
    (INCREASE) DECREASE IN ASSETS:
      Accounts receivable                                                  (60)         (350)        (500)        (279)
      Refundable expenses                                                   (1)         (130)         (13)          (7)
      Recoverable taxes                                                   (111)          (87)           -            -
      Advances to suppliers                                                 46              -           -            -
      Escrow deposits                                                      (32)          (26)          (8)          (4)
      Prepaid expenses and other                                           (45)            -            -            -
                                                                    ------------   -----------  -----------  -----------
                                                                          (203)         (593)        (521)        (290)
                                                                    ------------   -----------  -----------  -----------
    INCREASE (DECREASE) IN LIABILITIES:
      Suppliers                                                             (9)            -         (252)        (141)
      Payroll and related charges                                           68            22           78           44
      Taxes, other than income                                              15           114          (85)         (48)
      Advances from franchisees                                           (113)           (3)         (27)         (15)
      Income and social contribution taxes                                 (87)           89          117           65
      Other                                                                  2           (17)          13            7
                                                                    ------------   -----------  -----------  -----------
                                                                          (124)          205         (156)         (88)
                                                                    ------------   -----------  -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  697         1,262         1,066         596
                                                                    ------------   -----------  -----------  -----------

                              LOCALIZA SYSTEM LTDA.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (Stated in thousands of Brazilian reais
                    -----------------------------------------
                         and thousands of U.S. dollars)
                         ------------------------------

                                                                          1997         1998         1999         1999
                                                                          ----         ----         ----         ----
                                                                           R$           R$           R$           US$
CASH FLOWS FROM INVESTING ACTIVITIES:
      Initial consolidation of Localiza Master Franchisee Argentina S.A.     -            -         (121)        (67)
      Goodwill on acquisition of investment                                  -            -         (467)       (261)
      Additions to office equipment                                       (137)         (44)         (46)        (26)
                                                                     -----------  -----------  -----------  -----------
Net cash used in investing activities                                     (137)         (44)        (634)       (354)
                                                                     -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayments to related parties                                        (17)           -            -            -
      Capital increase (reduction)                                        (218)           -          741          414
      Dividends                                                           (974)      (1,220)      (1,295)        (724)
                                                                     -----------  -----------  -----------  -----------
Net cash used in financing activities                                   (1,209)      (1,220)        (554)        (310)
                                                                     -----------  -----------  -----------  -----------

NET DECREASE IN CASH AND
   CASH EQUIVALENTS
                                                                          (649)          (2)        (122)         (68)
CASH AND CASH EQUIVALENTS AT BEGINNING
   OF PERIOD                                                               875          226          224          125
                                                                     -----------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 226          224          102           57
                                                                     ===========  ===========  ===========  ===========

Supplemental disclosures of cash flow information-
    Interest paid                                                            1            -            -            -
    Income taxes paid                                                      358          409          159           89
                                                                     -----------  -----------  -----------  -----------
                                                                           359          409          159           89
                                                                     ===========  ===========  ===========  ===========
